UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Symmetry Holdings Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

871545109

(CUSIP Number)

Gilbert E. Playford

Symmetry Holdings Inc.

28 West 44th Street, 16th Floor

New York, NY 10036

646-429-1540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871545109	13D	Page 2 of 8 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,297,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,297,500
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,297,500
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 871545109	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Stock, par value $0.001 per share (the “Common Stock”), issued by Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 28 West 44th Street, 16th Floor, New York, NY 10036.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Gilbert E. Playford. (“Playford”).
(b)	The business address of Playford is 28 West 44th Street, 16th Floor, New York, NY 10036.
(c)

Playford is the beneficial owner of 1,172,500 shares of Common Stock owned indirectly through Playford SPAC Portfolio, Ltd. (“Portfolio”) and 125,000 shares of Common Stock owned indirectly through Gilbert E. Playford Revocable Trust (the “Trust”). Playford is the sole limited partner of Portfolio, directly owning 99.8% of the outstanding partnership interests. The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner. Playford is the settler and sole trustee of the Trust. The shares of Common Stock owned by the Trust were previously owned directly by Playford and were gifted to the Trust on April 4, 2007. Playford is the non-executive Chairman of Symmetry Holdings Inc., as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

(d)	During the last five years, Playford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Playford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Playford acquired 234.5 shares of Common Stock on April 26, 2006 at a price of $5.00 per share, for an aggregate purchase price of $1,172.50, financed through the use of his personal funds. On June 26, 2006, the Issuer conducted a 5,000 to 1 stock split, resulting in Playford’s ownership of 1,172,500 shares. On December 11, 2006, Playford transferred such shares to Portfolio as part of Portfolio’s initial capitalization. Playford financed the contribution of capital from his personal funds.

CUSIP No. 871545109	13D	Page 4 of 8 Pages

On March 12, 2007, Playford acquired 125,000 shares of Common Stock underlying units of Symmetry Holdings Inc., each unit consisting of one share and one warrant to purchase one share of Common Stock per warrant, held directly by him in his own name. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds. On April 4, 2007, Playford gifted such shares to the Trust.

Item 4.	Purpose of Transaction.

Playford does not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as follows:

On June 21, 2007, Playford indirectly acquired 787,402 warrants to purchase one share of Common Stock per warrant (the “Warrants”). The Warrants are held directly by Playford Holdings Family Limited Partnership (“Holdings”). Playford is the general partner and the sole limited partner of Holdings. The purchase price was $1.27 per Warrant. The Warrants will become exercisable on the later of March 7, 2008 or when the Issuer consummates its initial business combination and will expire on June 21, 2011. Holdings financed the purchase from funds contributed by Playford through the use of his personal funds. Playford does not yet have sole or shared voting or investment power of the Common Stock underlying the Warrants. The Warrants were acquired for investment purposes. In addition, on June 21, 2007, Playford agreed to purchase at an undetermined future date up to 1,875,000 units, each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock (the “Units”). Playford does not yet have sole or shared voting or investment power of the Units or the securities underlying the Units. The Units will be acquired for investment purposes.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 871545109	13D	Page 5 of 8 Pages

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Playford may be deemed to be the indirect beneficial owner of 1,172,500 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by Portfolio, as more fully described in Item 2(c) above; and 125,000 shares of Common Stock, over which he has shared voting and shared dispositive power, through the ownership of such shares by the Trust, as more fully described in Item 2(c) above. The 1,297,500 shares of Common Stock beneficially owned by Playford represent 5.5% of the issued and outstanding shares of Common Stock, based on 23,437,500 shares issued and outstanding at May 7, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007.

Playford also may be deemed to be the indirect beneficial owner of 787,402 Warrants which are not yet exercisable through the ownership of such Warrants by Holdings, as more fully described in Item 4(a) above. Playford does not yet have sole or shared voting or investment power of the Common Stock underlying the Warrants. Playford has also agreed to purchase at an undetermined future date up to 1,875,000 Units, as more fully described in Item 4(a) above. Playford does not yet have sole or shared voting or investment power of the Units or the securities underlying the Units.

The following sets forth certain information regarding all transactions in the Common Stock that were effected by Playford during the past sixty days:

Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
6/21/07	787,402 shares underlying Warrants	$1.27 per Warrant to purchase one share of common stock per warrant	Private placement

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See discussion in Item 4 regarding the Units.

Item 7.	Material to be Filed as Exhibits.

CUSIP No. 871545109	13D	Page 6 of 8 Pages

Exhibit No.	Description
10.1	Warrant Subscription Agreement.
10.2	Unit Subscription Agreement.
2	Power of Attorney (previously filed).

CUSIP No. 871545109	13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2007
Name: /s/ Corrado De Gasperis, as Attorney-in-Fact

CUSIP No. 871545109	13D	Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description
10.1	Warrant Subscription Agreement..
10.2	Unit Subscription Agreement
24.1	Power of Attorney (previously filed).